Exhibit 99.5
NICE Actimize Recognized as Category Leader in the
Chartis KYC Data and Solutions 2023 Market Update and
Vendor Landscape Report

Measured across five unique solution functions, NICE Actimize scored highly in KYC risk scoring capabilities as well as reporting and dashboarding, and customer onboarding

Hoboken, NJ – December 11, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been recognized by Chartis Research as a Category Leader in KYC solutions in its recently released KYC Data and Solutions 2023 Market Update and Vendor Landscape Report. The Chartis KYC RiskTech Quadrant® rated vendors across Market Potential and Completeness of Offering criteria which included 35 vendors of KYC solutions featured in this report. Chartis Research, part of Infopro Digital, is a leading provider of research and analysis on the global market for risk technology.

NICE Actimize achieved high scores across various parameters, including reporting and dashboarding, KYC risk scoring, customer profile enrichment with additional data, customer onboarding and maintenance. Most notably, NICE Actimize achieved a “four-star” rating for the category of KYC risk scoring. Other characteristics influencing the ranking position were market potential attributes, including customer satisfaction, market penetration, growth strategy, business model, and financials.

“NICE Actimize has continued to build out its KYC offering across cloud and on-premise deployments, developing its simulation and model and entity risk capabilities,” said Ahmad Kataf, Senior Research Specialist at Chartis Research. “Its strong partnership strategy reinforces its position as a hub for a flexible financial crime compliance marketplace, and it has also demonstrated continued growth on top of its already strong market penetration. All these factors are reflected in its category leader positioning in our KYC Solutions quadrant.”

“NICE Actimize’s AI-powered KYC/CDD solutions manage critical compliance challenges while providing complete customer lifecycle coverage without compromising customer experience,” said Craig Costigan, CEO, NICE Actimize, “As our financial services organizations place stronger emphasis on determining risk, our entity risk approach offers an unmatched ability to access true and transparent business intelligence around customers and entities while managing critical compliance challenges.”

In addition to offering complete customer lifecycle risk coverage, NICE Actimize’s next-generation KYC/CDD solution includes integrated data intelligence, identity resolution, extensive out-of-the-box risk models, dynamic segmentation and risk scoring, simulation, and full auditability to help organizations fully understand their customers, their customers’ connections, and any associated risks.

NICE Actimize was recently positioned number fifteen in Chartis’ comprehensive list of top 100 global risk and compliance technology vendors in the 2024 Chartis RiskTech100 report.

For further information on NICE Actimize solutions for Know Your Customer / KYC solutions, including white papers and e-books, please visit its web site here.

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. The goal of Chartis Research is to support enterprises as they drive business performance through improved risk management, corporate governance and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Infopro Digital Services Limited (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.